Exhibit 99.1

Phoenix New Media Reports First Quarter 2015 Unaudited Financial Results

1Q15 Mobile Advertising Revenues Up 135% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on May 13

BEIJING, China, May 14, 2015 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2015.

“The first quarter was marked by further strides in the evolution of our company as an integrated news and information gateway that continues to redefine how users find and consume information anywhere, anytime and on any Internet-enabled device,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “Despite of the seasonal impact on advertising revenues associated with the late Chinese New Year, the temporary volatility due to the transition of the sales executive and our increased investments on mobile internet, we made solid operational progress which will pave the way for long-term user growth and business expansion. We are now seeing a powerful virtuous cycle emerge as it relates to our core competencies, namely content production capability, dedication to serious journalism and cutting-edge technology. We are confident that with these strong fundamentals, as well as the ongoing technical evolution of our business through synergy with Yidian, we are well positioned to capitalize on emerging opportunities across China’s expanding mobile Internet landscape.”

Mr. Ya Li, president of Phoenix New Media, stated, “In April, we completed our strategic investment in Yidian. Going forward, by combining Yidian’s proprietary technology, ifeng’s premium content, and Xiaomi’s strong distribution channels, we will further drive the expansion of our overall user base. With respect to the advertising sales, we are confident that the impact of the transition of the sales executive was temporarily, and it is expected to ramp up toward the second half of the year. To supplement this, we will be rolling out innovative marketing initiatives like personalized interest ads on Yidian, native ad campaigns and programmatic buying ads.

First Quarter 2015 Financial Results

REVENUES

Total revenues for the first quarter of 2015 increased by 2.2% to RMB365.1 million (US$58.9 million) from RMB357.1 million in the first quarter of 2014.

Net advertising revenues (net of advertising agency service fees) for the first quarter of 2015 increased by 14.2% to RMB268.4 million (US$43.3 million) from RMB234.9 million in the first quarter of 2014, primarily due to the robust growth of 135.2% year-over-year on mobile advertising revenues. Average revenue per advertiser (“ARPA”) increased by 13.4% to RMB1.1 million (US$0.2 million) and the total number of advertisers increased 0.8% to 255 in the first quarter of 2015.

Paid service revenues for the first quarter of 2015 decreased by 20.9% to RMB96.7 million (US$15.6 million) from RMB122.2 million in the first quarter of 2014. Mobile value-added services (“MVAS”)(1) revenues for the first quarter of 2015 decreased by 23.9% to RMB74.7 million (US$12.1 million) from RMB98.2 million in the first quarter of 2014, due to the fact that the Company has trimmed the digital reading and mobile video businesses through telecom operators’ platforms as a result of the change of revenue sharing scheme. Revenues from games and others(2) for the first quarter of 2015 decreased by 8.4% to RMB22.0 million (US$3.5 million) from RMB24.0 million in the first quarter of 2014, primarily due to the decrease in revenues generated from web-based games on the Company’s game platform, as well as the lower-than-expected revenues generated from mobile games.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the first quarter of 2015 increased by 9.4% to RMB190.1 million (US$30.7 million) from RMB173.9 million in the first quarter of 2014, primarily due to an increase in content and operational costs. Content and operational costs for the first quarter of 2015 increased to RMB90.8 million (US$14.6 million) from RMB74.1 million in the first quarter of 2014, due to an increase in staff-related costs and advertisement-related content production costs. Sales taxes and surcharges for the first quarter of 2015 increased to RMB26.4 million (US$4.3 million) from RMB25.3 million in the first quarter of 2014. Revenue sharing fees to telecom operators and channel partners in the first quarter of 2015 decreased slightly to RMB51.5 million (US$8.3 million) from RMB53.7 million in the first quarter of 2014. Bandwidth costs in the first quarter of 2015 increased slightly to RMB21.5 million (US$3.5 million) from RMB20.8 million in the first quarter of 2014, primarily due to the increase in the Company’s mobile traffic. Share-based compensation included in cost of revenues was RMB5.0 million (US$0.8 million) in the first quarter of 2015, compared to RMB3.0 million in the first quarter of 2014. The year-over-year increase in share-based compensation was primarily due to the stock options newly granted in 2014.

Gross profit for the first quarter of 2015 was RMB175.0 million (US$28.2 million), compared to RMB183.3 million in the first quarter of 2014. Gross margin for the first quarter of 2015 was 47.9%, compared to 51.3% in the first quarter of 2014. Adjusted gross margin(3), which excludes share-based compensation, for the first quarter of 2015 was 49.3%, compared to 52.1% in the first quarter of 2014.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the first quarter of 2015 increased by 19.8% to RMB168.0 million

(1)  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

(2)  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

(3)  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

(US$27.1 million) from RMB140.2 million in the first quarter of 2014. The increase in operating expenses was primarily attributable to the increase in staff-related costs and expenses associated with the Company’s marketing and promotional initiatives. Share-based compensation included in operating expenses was RMB9.8 million (US$1.6 million) in the first quarter of 2015, compared to RMB7.9 million in the first quarter of 2014. The year-over-year increase in share-based compensation was primarily due to the stock options newly granted in 2014.

Excluding share-based compensation, adjusted income from operations for the first quarter of 2015 was RMB21.7 million (US$3.5 million), compared to RMB54.0 million in the first quarter of 2014.  Income from operations for the first quarter of 2015 was RMB6.9 million (US$1.1 million), compared to RMB43.1 million in the first quarter of 2014.

Excluding share-based compensation, the adjusted operating margin for the first quarter of 2015 was 6.0%, compared to 15.1% in the first quarter of 2014, while operating margin for the first quarter of 2015 was 1.9% primarily due to the decrease in paid service revenues, the seasonal impact on advertising revenues associated with the late Chinese New Year, the transition of the sales executive and increase in staff-related costs.

OTHER INCOME/(LOSS)

Other income/(loss) reflects loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments, interest income, foreign currency exchange gain or loss and others, net. Loss from equity investments for the first quarter of 2015 increased to RMB20.0 million (US$3.2 million) from RMB1.5 million in the first quarter of 2014, primarily due to an increase in the equity pick up from the net loss of Yidian for the period. Gain on disposition of subsidiaries and acquisition of equity investments for the first quarter of 2015 was null, compared to RMB17.7 million in the first quarter of 2014. Interest income for the first quarter of 2015 was RMB8.8 million (US$1.4 million), compared to RMB12.0 million in the first quarter of 2014. Foreign currency exchange loss for the first quarter of 2015 was RMB1.9 million (US$0.3 million), compared to RMB6.9 million in the first quarter of 2014.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

We have made a few investments during the year of 2014. These investments have created two new non-operating items as loss from equity investments and gain on disposition of subsidiaries and acquisition of equity investments on our statement of comprehensive income.

Adjusted net income attributable to Phoenix New Media Limited, which excludes those non-operating items and the share-based compensation, for the first quarter of 2015 was RMB23.6 million (US$3.8 million), compared to RMB56.9 million in the first quarter of 2014. Adjusted net margin for the first quarter of 2015 was 6.5%, compared to 15.9% in the first quarter of 2014. Adjusted net income per diluted ADS(4) in the first quarter of 2015 was RMB0.32 (US$0.05), compared to RMB0.73 in the first quarter of 2014.

(4)  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Net loss attributable to Phoenix New Media Limited for the first quarter of 2015 was RMB11.2 million (US$1.8 million), compared to net income attributable to Phoenix New Media Limited of RMB62.2 million in the first quarter of 2014. The net loss attributable to Phoenix New Media Limited was mainly due to the non-operating items and share-based compensation. Net loss margin for the first quarter of 2015 was 3.1%, compared to net income margin of 17.4% in the first quarter of 2014. Net loss per diluted ADS in the first quarter of 2015 was RMB0.16 (US$0.03), compared to net income per diluted ADS of RMB0.80 in the first quarter of 2014.

As of March 31, 2015, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.27 billion (US$204.6 million). Immediately after closing of the additional investment in Yidian, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were around RMB1.06 billion (US$171.0 million).

For the first quarter of 2015, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,948,956. As of March 31, 2015, the Company had a total of 567,369,822 ordinary shares outstanding, or the equivalent of 70,921,228 ADSs.

Business Outlook

For the second quarter of 2015, the Company expects its total revenues to be between RMB412 million and RMB432 million. Net advertising revenues are expected to be between RMB322 million and RMB332 million. Paid service revenues are expected to be between RMB90 million and RMB100 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on May 13, 2015 (May 14, 2015 at 8:00 a.m. Beijing / Hong Kong time) to discuss its first quarter 2015 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	37909386

A replay of the call will be available through May 20, 2015 by dialing the following numbers:

International:	+61290034211
Mainland China:	4006322162

Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	37909386

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income/(loss) to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1990 to US$1.00, the noon buying rate in effect on March 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	1,285,847	683,455	110,252
Term deposits and short term investments	40,000	553,992	89,368
Restricted cash	—	30,711	4,954
Accounts receivable, net	493,569	505,288	81,511
Amounts due from related parties	176,224	120,786	19,485
Prepayment and other current assets	42,703	49,220	7,941
Deferred tax assets	24,565	25,815	4,164
Total current assets	2,062,908	1,969,267	317,675
Non-current assets:
Property and equipment, net	89,694	88,221	14,231
Intangible assets, net	14,913	16,814	2,712
Available-for-sale investment	77,093	73,791	11,904
Equity investments	68,880	59,088	9,532
Other non-current assets	13,342	13,660	2,204
Total non-current assets	263,922	251,574	40,583
Total assets	2,326,830	2,220,841	358,258
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	271,599	284,574	45,906
Amounts due to related parties	22,489	13,586	2,192
Advances from customers	17,587	18,914	3,051
Taxes payable	88,938	76,647	12,364
Salary and welfare payable	105,073	78,553	12,672
Accrued expenses and other current liabilities	86,307	76,690	12,371
Total current liabilities	591,993	548,964	88,556
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	212
Long-term liabilities	16,867	17,146	2,766
Total non-current liabilities	18,179	18,458	2,978
Total liabilities	610,172	567,422	91,534
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,278	16,531	2,667
Class B ordinary shares	22,053	22,053	3,558
Additional paid-in capital	1,587,227	1,524,490	245,925
Treasury stock	(13,379)	—	—
Statutory reserves	65,968	65,968	10,642
Retained earnings	52,852	41,643	6,718
Accumulated other comprehensive loss	(15,341)	(17,405)	(2,808)
Total Phoenix New Media Limited shareholders’ equity	1,716,658	1,653,280	266,702
Noncontrolling interests	—	139	22
Total shareholders’ equity	1,716,658	1,653,419	266,724
Total liabilities and shareholders’ equity	2,326,830	2,220,841	358,258

* Derived from audited financial statements included in the Company’s Form 20-F dated April 30, 2015.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	234,925	338,509	268,396	43,297
Paid service revenues	122,224	99,556	96,705	15,600
Total revenues	357,149	438,065	365,101	58,897
Cost of revenues	(173,871)	(207,371)	(190,134)	(30,672)
Gross profit	183,278	230,694	174,967	28,225
Operating expenses:
Sales and marketing expenses	(76,733)	(100,680)	(87,590)	(14,130)
General and administrative expenses	(32,702)	(41,747)	(39,059)	(6,301)
Technology and product development expenses	(30,787)	(44,819)	(41,376)	(6,675)
Total operating expenses	(140,222)	(187,246)	(168,025)	(27,106)
Income from operations	43,056	43,448	6,942	1,119
Other income/(loss):
Interest income	12,025	9,465	8,831	1,425
Foreign currency exchange (loss)/gain	(6,868)	901	(1,917)	(309)
Gain on disposition of subsidiaries and acquisition of equity investments	17,693	7,309	—	—
Loss from equity investments	(1,541)	(7,116)	(20,019)	(3,229)
Others, net	5,790	3,213	(298)	(48)
Income before tax	70,155	57,220	(6,461)	(1,042)
Income tax expense	(8,597)	(10,294)	(4,859)	(784)
Net income/(loss)	61,558	46,926	(11,320)	(1,826)
Net loss/(income) attributable to noncontrolling interests	603	(19)	111	18
Net income/(loss) attributable to Phoenix New Media Limited	62,161	46,907	(11,209)	(1,808)
Net income/(loss)	61,558	46,926	(11,320)	(1,826)
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investment	—	40,283	(3,302)	(533)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	7,151	(1,844)	1,238	200
Comprehensive income/(loss)	68,709	85,365	(13,384)	(2,159)
Comprehensive loss/(income) attributable to noncontrolling interests	603	(19)	111	18
Comprehensive income/(loss) attributable to Phoenix New Media Limited	69,312	85,346	(13,273)	(2,141)
Net income/(loss) attributable to Phoenix New Media Limited	62,161	46,907	(11,209)	(1,808)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.10	0.08	(0.02)	0.00
Diluted	0.10	0.08	(0.02)	0.00
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.83	0.64	(0.16)	(0.03)
Diluted	0.80	0.63	(0.16)	(0.03)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	601,939,197	582,018,815	571,848,522	571,848,522
Diluted	622,073,409	595,974,339	583,591,651	583,591,651

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2014				Three Months Ended December 31, 2014				Three Months Ended March 31, 2015
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	183,278	2,971	(1)	186,249	230,694	5,225	(1)	235,919	174,967	4,993	(1)	179,960
Gross margin	51.3%			52.1%	52.7%			53.9%	47.9%			49.3%
Income from operations	43,056	10,894	(1)	53,950	43,448	15,972	(1)	59,420	6,942	14,805	(1)	21,747
Operating margin	12.1%			15.1%	9.9%			13.6%	1.9%			6.0%
		10,894	(1)			15,972	(1)
		1,541	(2)			7,116	(2)			14,805	(1)
		(17,693	)(3)			(7,309	)(3)			20,019	(2)
Net income/(loss) attributable to Phoenix New Media Limited	62,161	(5,258)		56,903	46,907	15,779		62,686	(11,209)	34,824		23,615
Net margin	17.4%			15.9%	10.7%			14.3%	-3.1%			6.5%
Net income/(loss) per ADS—diluted	0.80			0.73	0.63			0.84	(0.16)			0.32
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	77,759,176			77,759,176	74,496,792			74,496,792	72,948,956			72,948,956

(1) Excludes share-based compensation

(2) Excludes loss from equity investments

(3) Excludes gain on disposition of subsidiaries and acquisition of equity

Details of cost of revenues are as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	53,680	35,304	51,467	8,302
Content and operational costs	74,079	114,400	90,761	14,642
Bandwidth costs	20,791	21,738	21,540	3,475
Sales taxes and surcharges	25,321	35,929	26,366	4,253
Total cost of revenues	173,871	207,371	190,134	30,672

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	234,925	338,509	268,396	43,297
Paid service	122,224	99,556	96,705	15,600
Total revenues	357,149	438,065	365,101	58,897
Cost of revenues
Net advertising service	106,726	150,515	127,822	20,620
Paid service	67,145	56,856	62,312	10,052
Total cost of revenues	173,871	207,371	190,134	30,672
Gross profit
Net advertising service	128,199	187,994	140,574	22,677
Paid service	55,079	42,700	34,393	5,548
Total gross profit	183,278	230,694	174,967	28,225